[redacted]

10028603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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OMB Number 3235-0123
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SEC FILE NUMBER
8 – 67613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

SJ LEVINSON & SONS LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2700 WESTCHESTER AVENUE – SUITE 109

PURCHASE	NEW YORK	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN GOLDSTEIN (914) 220 - 1655

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L&S

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

TO WHOM IT MAY CONCERN:

Although we filed the Financial Statements for

SJ LEVINSON & SONS LLC, as of December 31, 2009,

on a timely basis, we noted that a correction to Note 8 did not enter the final copy, and, with apologies, we offer a replacement page with a correct Note 8.

Note 7- Liabilities Subordinated to the Claims of General Creditors *(continued)*

The notes mature February 28, 2011 and May 30, 2011, and bear interest of 13%. $4,800,000 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The notes are due to the members of the Company. In 2009, $767,231 of interest was paid on these notes.

Note 8- Commitments and Contingencies

Office Lease

The Company leases five premises, its main office and four satellite offices. The main lease expires October 31, 2015. The second lease expires March 31, 2010, the third lease expires March 8, 2011, the fourth lease expires November 15, 2011 and the fifth lease expires August 30, 2012. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2009, the minimum rental commitments, before escalations, under the leases are as follows:

Year	Amount
2010	$366,940
2011	$303,956
2012	$200,165
2013	$141,212
2014	$148,723
Remainder	$123,936

Note 9- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. For the year ended December 31, 2009, the Company's liability to the plan was $-0-.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 7- Liabilities Subordinated to the Claims of General Creditors *(continued)*

The notes mature February 28, 2011 and May 30, 2011, and bear interest of 13%. $4,800,000 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The notes are due to the members of the Company. In 2009, $767,231 of interest was paid on these notes.

Note 8- Commitments and Contingencies

Office Lease
The Company leases five premises, its main office and four satellite offices. The main lease expires October 31, 2015. The second lease expires March 31, 2010, the third lease expires March 8, 2011, the fourth lease expires November 15, 2011 and the fifth lease expires August 30, 2012. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2009, the minimum rental commitments, before escalations, under the leases are as follows:

Year	Amount
2010	$366,940
2011	$303,956
2012	$200,165
2013	$141,212
2014	$148,723
Remainder	$123,936

Note 9- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation. For the year ended December 31, 2009, the Company's liability to the plan was $-0-.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.